UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 28, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

LITTELFUSE, INC.
Full Name of Registrant

N/A
Former Name if Applicable

6133 North River Road, Suite 500
Address of Principal Executive Office (Street and Number)

Rosemont, IL 60018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Littelfuse, Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 28, 2024 (the “Form 10-K”) by the prescribed filing due date because the Company has identified a failure in adherence to the Company’s inventory cycle count policies and procedures at one of its non-U.S. manufacturing legal entities that impacted the operating effectiveness of the inventory cycle counts and as a result, the valuation of inventory. The Company is working diligently to evaluate the effect of this failure on certain line items in the consolidated financial statements along with any related balance sheet impact and believes that it originated in periods prior to 2023.  As a result, the Company requires additional time to complete the presentation of its consolidated financial statements and the analysis thereof.

The financial results included in the 2024 Form 10-K will differ compared to those included in the Company’s earnings press release furnished to the Securities and Exchange Commission under the Company’s Current Report on Form 8-K filed January 28, 2025, but the Company currently believes the adjustments will be immaterial to previously reported financial statements and will not materially impact the financial information to be reported in the 2024 Form 10-K.

The Company has determined that a material weakness existed in its internal control over financial reporting as of December 28, 2024, due to the above described failure. The Form 10-K will further describe this material weakness, and the steps the Company has and is taking to remediate this material weakness. The Company currently believes that the material weakness has not resulted in any material misstatements or omissions in previously reported financial statements and the Company does not expect such material weakness to materially impact the financial information to be reported in the 2024 Form 10-K.

The Company is currently finalizing these items and will detail its conclusions in the Form 10-K, which it expects to file on or before March 13, 2025.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are statements that relate to the future and are, by their nature, uncertain. Words such as “expect,” “will,” “believes,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the beliefs and expectations of the Company’s management relating to the timing of the filing of the 2024 Form 10-K and the results of the Company’s ongoing assessment of the effectiveness of its internal controls. These forward-looking statements are not guarantees of future results or outcomes and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results or outcomes to differ materially from those in the forward-looking statements include the time and effort required to complete its assessment of the effectiveness of its internal control over financial reporting; the possibility that the ongoing review of its results of operations and internal control over financial reporting may identify additional errors or control deficiencies in the Company’s accounting practices; and risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address these matters. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Meenal A. Sethna	(773)	628-1000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s earnings press release furnished as an exhibit to the Current Report on Form 8-K filed January 28, 2025, provides a comparison of the results of operations for the fiscal year ended December 28, 2024 against the corresponding period for the last fiscal year, subject to the discussion in Part III herein.

Littelfuse, Inc.
(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Meenal A. Sethna
Name:	Meenal A. Sethna
Title:	Executive Vice President and Chief Financial Officer

Date: February 27, 2025